Dreyfus Appreciation Fund Inc.
Statement of Investments
Septembe 30,2004 (Unaudited)

Common Stocks-95.2%	Shares	Value($)
Apparel-.8%		
Christian Dior	550,000	**32,788,929**
Banking-7.7%		
Bank of America	1,950,000	84,493,500
Federal Home Loan Mortgage	550,000	35,882,000
Federal National Mortgage Association	1,780,000	112,852,000
HSBC Holdings, ADR	500,000 [b]	39,900,000
SunTrust Banks	675,000	47,526,750
		320,654,250
Capital Goods-6.0%		
Emerson Electric	950,000	58,795,500
General Electric	5,600,000	188,048,000
		246,843,500
Consumer Staples-5.0%		
Wal-Mart Stores	1,800,000	95,760,000
Walgreen	3,080,000	110,356,400
		206,116,400
Diversified Financials-8.9%		
American Express	1,600,000	82,336,000
Citigroup	3,600,333	158,846,692
JP Morgan Chase & Co.	1,875,000	74,493,750
Merrill Lynch	1,050,000	52,206,000
		367,882,442
Energy-15.0%		
BP, ADR	2,300,000	132,319,000
ChevronTexaco	2,600,000	139,464,000
ConocoPhillips	800,000	66,280,000
Exxon Mobil	5,332,598	257,724,461
Royal Dutch Petroleum, ADR	500,000	25,800,000
		621,587,461
Food, Beverage & Tobacco-14.5%		
Altria Group	4,100,000	192,864,000
Anheuser-Busch Cos.	1,400,000	69,930,000
Coca-Cola	3,140,000	125,757,000
Kraft Foods	1,250,000 [b]	39,650,000
Nestle, ADR	1,250,000	71,601,563
PepsiCo	2,100,000	102,165,000
		601,967,563

Health Care-.3%

Hospira	160,000 [a]	4,896,000
Medco Health Solutions	222,507 [a]	6,875,466
		11,771,466

Hotels Restaurants & Leisure-.8%

McDonald's	1,225,000	**34,336,750**

Household & Personal Products-5.6%

Colgate-Palmolive	1,010,000	45,631,800
Estee Lauder Cos., Cl. A	800,000	33,440,000
Procter & Gamble	2,800,000	151,536,000
		230,607,800

Insurance-5.4%

American International Group	1,150,000	78,188,500
Berkshire Hathaway, Cl. A	820 [a]	71,053,000
Marsh & McLennan Cos.	1,650,000	75,504,000
		224,745,500

Media/Entertainment-3.1%

Fox Entertainment Group, Cl. A	782,700 [a]	21,712,098
McGraw-Hill Cos.	1,100,000	87,659,000
News, ADR	120,000 [b]	3,944,400
Time Warner	1,007,500 [a]	16,261,050
		129,576,548

Pharmaceuticals & Biotechnology-12.4%

Abbott Laboratories	1,500,000	63,540,000
Johnson & Johnson	2,500,000	140,825,000
Eli Lilly & Co.	900,000	54,045,000
Merck & Co.	1,500,000	49,500,000
Pfizer	5,775,000	176,715,000
Roche Holding, ADR	300,000	31,078,125
		515,703,125

Retailing-2.4%

Home Depot	1,000,000	39,200,000
Target	1,300,000	58,825,000
		98,025,000

Semiconductors & Semiconductor Equipment-3.7%

Intel	7,650,000	**153,459,000**

Software & Services-2.5%

Microsoft	3,750,000	**103,687,500**

Transportation-1.1%

United Parcel Service, Cl. B	600,000	**45,552,000**

Total Common Stocks
 (cost $2,976,194,403)   **3,945,305,234**

Perferred Stocks-1.6%	Shares	Value($)
Media/Entertainment		
News Corp, ADR, Cum.,$4428		
(Cost $57,754,503)	2,100,000	**65,793,000**

	Principal	
Short Term Investments-3.1%	Amount ($)	Value ($)
U.S. Treasury Bills:		
1.51%, 10/7/2004	80,621,000	80,601,651
1.53%, 10/14/2004	1,602,000	1,601,151
1.46%, 10/21/2004	43,960,000	43,924,832
1.47%, 10/28/2004	251,000	250,727
1.51%, 12/2/2004	1,805,000	1,800,072

Total Short-Term Investments
 (cost $128,177,179)   **128,178,433**

Investment of Cash Collateral		
for Securities Loaned-.3%	Shares	Value($)
Registered Investment Company ;		
Dreyfus Institutional Cash Advantage Fund		
(Cost $12,860,091)	12,860,091 [c]	**12,860,091**

Total Investments(cost $3,174,986,176)	**100.2%**	**4,152,136,758**
Liabilities, Less Cash and Receivables	**(.2)%**	**(7,202,801)**
Net Assets	**100.0%**	**4,144,933,957**

[a] *Non-Income Producing.*

[b] *All or a portion of this securities are on loan. At September 30, 2004 the total market value of the fund's*
 securities on loan is $12,399,464 and the total market value of the collateral held by the fund is $12,860,091

[c] *Investments in affiliated money market mutual fund.*

d *Securities valuation policies and other investment related disclosures are hereby incorporated by reference to*
 the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.